CANALASKA URANIUM LTD.

AUDIT COMMITTEE CHARTER

The audit committee is elected annually by the board of directors to assist the board in fulfilling its oversight responsibilities.  The committee is primarily responsible for the accuracy and integrity of the financial statements and other financial reports provided by the Canalaska Uranium Ltd., (the “Company”) to any regulatory authority or to the public.  Secondly, the committee is required to review the system of internal controls for finance, accounting, and legal compliance.  Performance of other duties as may be required from time to time by the board of directors or as required by the amendment of this charter.

COMPOSITION OF AUDIT COMMITTEE

The audit committee is composed of three independent directors.  A quorum shall be a majority of members.  The chair of the audit committee will be elected by the committee among their number.

RELEVANT EDUCATION AND EXPERIENCE

All of the members of the audit committee shall be financially literate.  Financially literate is the ability to read and understand a set of financial statements that present a level of complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.  Members will have relevant education or experience to sufficiently execute their duties and responsibilities.

The audit committee is required to name the financial expert who should have a strong financial ability to understand and assess accounting principles relating to estimates, accruals and reserves and financial statements, an understanding of internal controls and the financial reporting process, and experience in the preparation and auditing or evaluating issuers of a similar level of accounting complexity.

ROLE OF THE AUDIT COMMITTEE

The primary purpose of the audit committee is to:

•

Oversee the selecting and appointment of an auditor;

•

Oversee the conducting of the audit;

•

Review and appraise the performance of the auditors, and recommend replacement if warranted;

•

Set the remuneration to be paid to the auditors for the audit and any other services;

•

Identify and manage principle risks that could impact the financial reporting process;

•

Monitor the integrity of the financial reporting process and system of internal controls regarding the reporting process and ensure implementation of such controls and procedures;

•

Oversee the Company’s compliance with legal and regulatory reporting;

•

Where appropriate, engage independent counsel and or other advisors as may be necessary to carry out its duties;

•

Review and update this Audit Committee Charter on an annual basis or as required.

RELATIONSHIP WITH AUDITORS

The audit committee members shall:

•

Review and discuss any disclosed relationships or services that may impact the objectivity and independence of the auditors;

•

Consult with auditors independent of management;

•

Review any significant judgements made by management in the preparation of the financial statements;

•

Review and significant disagreements or difficulties during the audit;

•

Review and approve any non-audit services to be provided to the Company.

INTERNAL CONTROL OVERSIGHT

The internal control function is an effective system that is necessary to ensure the accuracy and integrity of its activities.  The Audit Committee must provide oversight activities of the internal control procedures and systems to ensure that they are effective in controlling the financial, monetary, operational, technical and administrative processes undertaken by the Company which may include:

•

business functions

•

accounting processes

•

cash transactions

•

information technology systems

•

information management

•

document and records handling

•

personnel

•

assets and liabilities

•

disclosure and reporting

•

authorization and management systems

•

administration systems

MEETINGS OF THE AUDIT COMMITTEE

The committee will meet at least four times per year and to discuss specific issues when necessary.  These meetings will be either of in person or via teleconferencing.  A quorum will be a minimum of two members, or the committee may delegate some of its duties to one or more members.

The minutes of the meetings should be recorded and approved as a true record of the decisions taken.  A secretary should be appointed to set up the meetings, prepare the agendas, take minutes and prepare any necessary information for the members.

The committee is authorized to invite management or other specialists to meetings in order to provide expert opinion or information in respect of issues being discussed.

PUBLIC DISCLOSURE OF FINANCIAL INFORMATION

The audit committee must review and approve the Company’s annual and interim financials statements before the Statements go to the Board for approval and before information is disclosed to the public.

SAFE HARBOUR

The audit committee must establish a procedure for the confidential, anonymous submission by employees of the Company of any concerns regarding questionable accounting or auditing issues.

AUTHORITIES

In order to undertake its activities, the committee is authorized to study and investigate any activity within the organization or its subsidiaries, and shall require all employees to co-operate fully with such investigations.  The committee is also authorized to appoint any additional experts that it considers necessary in the completion of its duties.

Approved by the Board of Directors of CanAlaska Uranium Ltd. – June 23, 2008.